HESS CORPORATION
1185 Avenue of the Americas
New York, NY 10036
JOHN P. RIELLY
Senior Vice President
   and Chief Financial Officer
(212) 536-8230
(212) 536-8502 FAX
October 1, 2010
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-1090
Re:	Hess Corporation (the Corporation) Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended June 30, 2010 File No. 1-01204
Dear Mr. Schwall:
     Thank you for your letter of September 22, 2010. Following are our responses to your comments. For your convenience, our responses are keyed to the numbered comments in your September 22, 2010 letter.

Form 10-K for the Fiscal Year Ended December 31, 2009
General
1.	In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:
•	Disclose the applicable policy limits related to your insurance coverage;
•	Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;
•	Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and
•	To the extent any of your contracts include cross-indemnification provisions, if applicable, quantify any specified monetary limits with respect to your obligations to indemnify other parties to those contracts, in connection with legal and financial consequences of spills of industrial waste and other liquids.

➢	In response to your comment, we will amend our Form 10-Q for the second quarter of 2010 to include the following disclosure in Management’s Discussion and Analysis.

We maintain insurance coverage that includes coverage for physical damage to our property, third party liability, workers’ compensation and employers’ liability, general liability, sudden and accidental pollution, and other coverage. Our insurance coverage is subject to deductibles, exclusions and limitations and there is no assurance that such coverage will adequately protect us against liability from all potential consequences and damages.

The amount of insurance covering physical damage to our property and liability related to negative environmental effects resulting from a sudden and accidental pollution event, excluding windstorm coverage in the Gulf of Mexico for which we are self insured, varies by asset, based on the asset’s estimated replacement value or the estimated maximum loss. In the case of a catastrophic event, first party coverage consists of two tiers of insurance. The first $250 million of coverage is provided through an industry mutual insurance group. Above this $250 million threshold, we carry insurance which ranges in value between $250 million to over $1 billion, depending on the asset coverage level, as described above. Additionally, we carry insurance which provides third party coverage for general liability, and sudden and accidental pollution, up to $695 million per occurrence.

Other insurance policies provide coverage for, among other things: charterer’s legal liability, in the amount of $500 million per occurrence and aircraft liability, in the amount of $300 million per occurrence.

Our insurance policies renew at various dates each year. Future insurance coverage for our industry could increase in cost and may include higher deductibles or retentions, or additional exclusions or limitations. In addition, some forms of insurance may become unavailable in the future or unavailable on terms that we believe are economically acceptable.

Generally, our drilling contracts (and most of our other offshore services contracts) provide for a mutual hold harmless indemnity structure whereby each party to the contract (Company and Contractor) indemnifies the other party for injuries or damages to their personnel and property regardless of fault. Variations include indemnity exclusions to the extent a claim is attributable to the gross negligence and/or willful misconduct of a party. Third-party claims, on the other hand, are generally allocated on a fault basis.

We are customarily responsible for, and indemnify the Contractor against, all claims, including those from third-parties, to the extent attributable to pollution or contamination by substances originating from our reservoirs or other property (regardless of fault, including gross negligence and willful misconduct) and the Contractor is responsible for and indemnifies us for all claims attributable to pollution emanating from the Contractor’s property. Additionally, we are generally liable for all of our own losses and most third-party claims associated with catastrophic losses such as blowouts, cratering and loss of hole, regardless of cause, although exceptions for losses attributable to gross negligence and/or willful misconduct do exist. Lastly, many offshore services contracts include overall limitations of the Contractor’s liability equal to the value of the contract or a fixed amount, whichever is greater.

Under a standard joint operating agreement (JOA), each party is liable for all claims arising under the JOA, not covered by or in excess of insurance carried by the JOA, to the extent of its participating interest (operator or non-operator). Variations include indemnity exclusions where the claim is based upon the gross negligence and/or willful misconduct of a party in which case such party is solely liable.
2.	In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.
➢	In response to your comment, we will amend our Form 10-Q for the second quarter of 2010 to include the following disclosure in Management’s Discussion and Analysis.

We have in place a series of asset-specific emergency response and continuity plans which detail procedures for rapid and effective emergency response and environmental mitigation activities for our global offshore operations. These plans are maintained, reviewed and updated annually to ensure their accuracy and suitability.

Where appropriate, plans are reviewed and approved by the relevant host government authorities on a periodic basis. We have a current Oil Spill Response Plan for our Gulf of Mexico operations that has been approved by the United States Department of the Interior’s Bureau of Ocean Energy Management, Regulation and Enforcement.

Responder training and drills are routinely held worldwide to assess and continually improve the effectiveness of our plans. Our contractors, service providers, representatives from government agencies and, where applicable, joint venture partners participate in the drills to ensure that emergency procedures are comprehensive and can be effectively implemented.

To complement our internal capabilities, we maintain membership contracts with oil spill response organizations to provide coverage for our global drilling and production operations. These organizations are Clean Gulf Associates, National Response Corporation (NRC) and Oil Spill Response (OSR). Clean Gulf Associates is a regional spill response organization for the Gulf of Mexico; NRC and OSR are global response corporations and are available to assist us when needed anywhere in the world. In addition to owning response assets in their own right, these organizations maintain business relationships that provide immediate access to additional critical response support services if required. In certain circumstances, we pursue and enter into mutual aid agreements with other companies and government cooperatives to receive and provide oil spill response equipment and personnel support. We also have representation on the Executive Committee of Clean Gulf Associates and the Board of Directors of OSR, maintaining close associations with these companies.

In light of the recent events in the Gulf of Mexico, we are participating in a number of industry-wide task forces that are studying better ways to assess the risk of and prevent offshore incidents, access and control blowouts in subsea environments and improve containment and recovery methods. The task forces are working closely with the oil and gas industry and international government agencies to implement improvements and increase the effectiveness of oil spill prevention, preparedness, response and recovery processes.
3.	We note that in February and December of 2009, and in August of 2010, you issued various debt securities under your Form S-3ASR 333-132145 and Form S-3ASR 333-157606. However, you do not appear to have filed an amended legal opinion for either of these takedowns from your shelf registration statements. Such an opinion cannot include the assumptions permitted in the earlier opinion filed at the time of effectiveness. Please file such opinions, or advise.
➢	In response to your comment, we will file the requested legal opinions as exhibits to a Current Report on Form 8-K.
Business and Properties
Exploration and Production, page 2
4.	Please explain to us how your current disclosure complies with the requirements of Regulation S-K, Item 1202(a)(2) with regard to geographic area, as defined in Item 1201(d). In this regard, tell us how you comply with these rules when you group reserves, if any, in South America and Australia together with those located in Asia. Additionally, tell us why Equatorial Guinea, the U.K., Malaysia and Thailand do not each require separate reporting.
➢	Item 1202 (a) (2) of Regulation S-K requires disclosure of proved reserves (i.e., proved developed, proved undeveloped and total reserves) in the aggregate and by geographic area and for each country containing 15% or more of the registrant’s total proved reserves. Item 1201 (d) of Regulation S-K defines geographic area to mean, as appropriate for meaningful disclosure in the circumstances, (1) an individual country, (2) groups of countries within a continent, or (3) a continent.

We believe that the most meaningful disclosure of our proved reserves is the presentation by continent. In the reserves table on page 2 of the 2009 Form 10-K, we have presented proved reserves for each continent where we operate; i.e., North America (United States), Europe, Africa and Asia. We are engaged in exploration activities, but do not have proved reserves, on the continents of South America and Australia.

At December 31, 2009, one country, the United States, had more than 15% of our total proved reserves and was separately presented in the reserves table on page 2 of the 2009 Form 10-K. Since we did not have more than 15% of our total proved reserves in any other individual country at December 31, 2009, we do not believe that presenting additional proved reserve information in the reserve table for any other country is required. However, we disclosed the percentage of total proved reserves for each country with proved reserves as part of the narrative descriptions on pages 4 to 6. For example, Equatorial Guinea’s percentage of total proved reserves (8%) is disclosed in the paragraph describing Africa in the middle of page 5 and the United Kingdom’s percentage of total proved reserves (8%) is disclosed in the paragraph describing Europe at the bottom of page 4.

We believe the proved reserves disclosures contained in our 2009 Form 10-K meet the requirements of Regulation S-K and are meaningful and appropriate in the circumstances.
5.	Tell us why you believe that it is appropriate to combine natural gas liquids with crude oil rather than show natural gas liquids type. In that regard, we note that you provide separate production information of natural gas liquids. We also note that average selling price of natural gas liquids, as presented on page 7, is significantly below the price of crude oil.
➢	Item 1202 (a) (4) of Regulation S-K requires disclosure of separately material reserves by the following product types: oil, natural gas, synthetic oil, synthetic gas, and sales products of other non-renewable natural resources that are intended to be upgraded into synthetic oil and gas. Natural gas liquids is not listed as one of the product types that is required to be broken out in the proved reserves disclosures. Since natural gas liquids are more similar to crude oil than natural gas (e.g., because natural gas liquids are used in the refining process like crude oil), we believe that combining natural gas liquids with crude oil is appropriate for presentation in the table of proved reserves. Also, natural gas liquids are not a material component of our total proved reserves (5% at December 31, 2009).
However, in future annual filings on Form 10-K, we will add a footnote to the proved reserves table to disclose the total volume of natural gas liquids included in proved reserves.
6.	By Footnote or otherwise, clarify that barrel of oil equivalence does not necessarily result in price equivalence. Highlight the recent discrepancy between oil and gas prices.
➢	In future annual filings on Form 10-K, we propose to amend the footnote to our total proved reserves table on page 2 to read as follows: “Reflects natural gas reserves converted on the basis of relative energy content (six mcf equals one barrel). Barrel of oil equivalence does not necessarily result in price equivalence as the equivalent price of natural gas on a barrel of oil equivalent basis has been substantially lower than the corresponding price for crude oil over the recent past. See the average selling prices in the table on Page __.”
7.	We note that your proved undeveloped reserves declined from 2008 to 2009. We also note that you replaced 103% of your 2009 production. In an appropriate location, address any long term implications of any difficulty replacing your proved undeveloped reserves upon your ability to replace production.
➢	We believe that the risk factors section of the Form 10-K is the appropriate location to discuss risks related to reserve replacement. We included a risk factor, titled Technical Risk on page 11 in our 2009 Form 10-K, describing reserve replacement risks. In future annual filings on Form 10-K, we will add discussion of risk associated with replacement of proved undeveloped reserves and production in this risk factor.
8.	Please revise the production table to also present the information by each field that contains 15% or more of your total proved reserves, or tell us why such disclosure is not required. See Item 1204(a) of Regulation S-K.
➢	Item 1204 (a) of Regulation S-K requires disclosure of production by geographic area and for each country and field containing 15% or more of the registrant’s total proved reserves unless prohibited by the country in which the reserves are located.

None of our fields has reserves that constitute more than 15% of our total proved reserves at December 31, 2009. Accordingly, we do not believe that disclosure of production by field is required.

In addition, as noted in the response to Question 4 above, there was only one country, the United States, where we had more than 15% of our total proved reserves at December 31, 2009. Although not required by the SEC rules, we have voluntarily provided production for each country in which we operate, not just the United States, in the table on pages 3 and 4 to facilitate the reader’s understanding of our future profitability and cash flow in the near-term, and to reasonably inform investors as to the productive capacity and extent of utilization of our facilities.

We believe that the oil and gas production table contained in our 2009 Form 10-K meets the requirements of Regulation S-K.

United States, page 4
9.	Clarify what you mean by “residual oil zone.”
➢	Supplementally, we advise you that the Seminole San Andres Unit Residual Oil Zone (ROZ) is the lower portion of the San Andres reservoir which contains oil at relatively low residual oil saturations. None of the oil was recoverable under primary depletion or secondary waterflood but a portion is recoverable under tertiary CO2 flooding operations. Development of the ROZ by CO2 flooding is currently in progress.
We will add appropriate clarification in future annual filings on Form 10-K.
Oil and Gas Reserves
Sales commitments, page 7
10.	You disclose that you sell natural gas in the United States and abroad under long-term contracts. You further disclose that United States natural gas production is expected to approximate 30% of your 2010 sales commitments. Please tell us what consideration you gave to disclosing the information required by Item 1207 of Regulation S-K and how you concluded that such disclosure was not required.
➢	Supplementally, we advise you that in the United States, we do not have long term sales contracts for any natural gas production from the Exploration and Production segment. We do have long term natural gas sales commitments through our Energy Marketing activities in the Marketing and Refining segment. In our Energy Marketing activities, which operate principally in the eastern portion of the United States, we primarily rely on purchased natural gas to supply customers and not our own production. Because we have reliable third party sources of supply and are not relying on our production operations to supply natural gas to our Energy Marketing customers, we believe that additional disclosure under Item 1207 is not required.

As disclosed, our Exploration and Production operations outside of the United States and the United Kingdom generally sell our natural gas production under long-term sales contracts with varying expiration dates. Certain of these long-term contracts, principally Block A-18 of the Joint Development Area of Malaysia/Thailand (JDA), have fixed and determinable gas sales commitments. We have not experienced any significant constraints in satisfying the committed quantities under our natural gas sales contracts.

We considered the requirements of Item 1207 of Regulation S-K in developing our disclosure of sales commitments and believe our disclosures are adequate. However, in future annual filings on Form10-K we will add disclosure of committed fixed and determinable gas sales volumes.

Risk Factors Related to Our Business and Operations, page 11
11.	Your risk factors section should identify particular risks with sufficiently descriptive captions, rather than by the use of general headings such as “Commodity Price Risk”; “Technical Risk”; “Political Risk”; “Environmental Risk”; and “Catastrophic Risk.” Please revise. See Item 503(c) of Regulation S-K.
➢	We believe that we have disclosed all the material risks of our business activities and that the current captions provide the reader sufficient notice of the types of risks to be discussed under those captions. However, in future annual filings on Form 10-K, we will provide captions that more narratively describe the types of risks to be discussed under the caption.
Contractual Obligations and Contingencies, page 29
12.	Clarify the pricing and volume requirements of your commitment to HOVENSA.
➢	We supplementally advise you that the price and volume of product which we committed to purchase under our product sales agreement with HOVENSA varies based on prevailing market prices, actual refinery output and amount of product sold by HOVENSA to unaffiliated third parties. Under the product sales agreement between us and HOVENSA, HOVENSA is entitled to reserve refined products for sale to unaffiliated third parties each month up to a maximum amount set by the executive committee of HOVENSA annually. We are obligated to purchase 50% of the remaining refined products produced by HOVENSA, including amounts reserved for third party sales by HOVENSA that remain unsold. The prices at which we purchase refined products are determined by reference to published market prices prevailing at the time of purchase. The amount of the purchase commitment from HOVENSA, as shown in the table on page 29 and the accompanying footnote, is based on the conservative assumption that HOVENSA will have no third party sales and 50% of its forecasted refinery output will be sold to us at prevailing year-end prices.
While we believe the current disclosure accurately describes the material terms relating to the price and volume of our purchase commitment to HOVENSA, we will expand our disclosure as explained above in future annual filings on Form 10-K.
Supplementary Oil and Gas Data, page 77
Qualifications, page 80
13.	Please expand this discussion to more fully describe the background and qualifications of Mr. Heck to comply with the requirements of Regulation S-K, Item 1202(a)(7).
➢	We supplementally advise you that the person primarily responsible for overseeing the preparation of our oil and gas reserves is Mr. Scott Heck, Senior Vice President of E&P Technology. Mr. Heck is a member of the Society of Petroleum Engineers and has over 30 years of experience in the oil & gas industry with a BS degree in Petroleum Engineering. His experience includes over 15 years primarily focused on oil & gas subsurface understanding and reserves estimation in both domestic and international areas. He is the Senior Vice President of our upstream technology organization which focuses on all facets of the oil & gas industry with a particular emphasis on subsurface and reservoir engineering technologies and evaluation techniques. He is also responsible for our Global Reserves group, which is our internal organization responsible for establishing the policies and processes used within the operating units to estimate reserves and perform internal technical reserve audits and reviews.

In future annual filings on Form 10-K, we will expand our disclosure to include this additional description.
Proved undeveloped reserves, page 80
14.	Please expand this section to more fully describe the changes in your proved undeveloped reserves during 2009. In this regard, please quantify the amount of liquid hydrocarbons and natural gas converted from proved undeveloped to proved developed during the year, and describe any other reasons for material changes.
➢	We supplementally advise you that during 2009, our ongoing drilling and development activity resulted in the conversion of 73 million barrels of liquids and 225 billion cubic feet of gas, or 111 million barrels of oil equivalent, from proved undeveloped reserves to developed status. This occurred primarily in the Shenzi Field located in the Gulf of Mexico, where completion of the initial phase of field development resulted in the conversion of 48 million barrels of oil equivalent. In addition, ongoing development activity, including two additional platforms and associated wells were commissioned in Block A-18 of the JDA, resulted in the conversion of 31 million barrels of oil equivalent to the developed status. Other continuing development activity resulted in conversion of undeveloped reserves in fields located in the United States, Equatorial Guinea, Thailand, Russia, and Azerbaijan, individually deemed to be of lesser significance.
In addition to the aforementioned conversion, 74 million of proved undeveloped reserves were added as a result of ongoing technical assessments, performance evaluations, and development planning. These increases to proved undeveloped reserves were in certain fields located in the United States, Russia, Libya, Norway, and the United Kingdom. Individually these changes to proved undeveloped reserves were deemed to not be material as the largest change was less than 5% of our total proved undeveloped reserves at year end 2009.

In future annual filings on Form 10-K, we will disclose the amount converted and expand our disclosure to describe material reasons for the conversion of undeveloped reserves to the developed status and describe any other reasons for material changes in proved undeveloped reserves.

15.	We note your disclosure that approximately 10% of your proved reserves have remained undeveloped for five years or more. With a view towards disclosure, please explain how you determined that these PUDs qualify as proved reserves considering the length of time required to develop the reserves.
➢	We supplementally advise you that we are engaged in multiple long term complex development projects in various locations throughout the world. For 2009, we disclosed that 145 million barrels of oil equivalent have been classified as proved undeveloped reserves for a period in excess of 5 years. Details at these proved undeveloped reserves follow:
–	133 million barrels of oil equivalent are associated with staged developments to fulfill long term gas sales contracts and are located in Block A-18 of the JDA, Indonesia, and a liquefied natural gas plant in Norway. All projects continue to progress and we have a historical record of continued development in these areas. Typically these types of development plans have been optimized such that investments are made only when they can be economically utilized. Several factors, including compression, contract and operational capacity constraints, and local demand for natural gas, affect optimal project development and development timing. These factors often result in development plans that require more than five years to complete. We have sanctioned these projects and have maintained funding levels appropriate with our commitment as these projects have matured. The largest of these projects is associated with Block A-18 of the JDA and includes additional development drilling and the installation of compression equipment and platforms staged over the next several years. Block A-18 of the JDA has proved undeveloped reserves of approximately 78 million barrels of oil equivalent that have remained classified as proved undeveloped in excess of 5 years.

–	12 million barrels of oil equivalent relate to one long term offshore oil development project.
For our future annual filings on Form 10-K, we will continue to evaluate the amount of detail that should be disclosed to explain the nature, status and planned future activities associated with major projects with proved undeveloped reserves.
Certain Relationships and Related Transactions, and Director Independence, page 87 (as incorporated by reference from your Definitive Proxy Statement filed on May 5, 2010)
16.	Please disclose the standards by which your general counsel, and/or your audit committee, reviews any transaction which may be required to be disclosed under Item 404 of Regulation S-K.
➢	Supplementally, we advise you that we do not have a pre-existing set of standards to review any transaction which may be required to be disclosed under Item 404 Regulation S-K, other than applicable New York Stock Exchange listing standards. We believe that scope of such review and the processes to be employed in conducting such a review are best determined based on the facts and circumstances of the transaction in question.

In future annual proxy filings, we will add the following final sentence under the caption “Related Party Transactions” in our definitive proxy statement: “The General Counsel and the audit committee will determine the appropriate scope of and processes for the review of any such transaction based on the then existing facts and circumstances of the transaction in view of applicable independence standards of the New York Stock Exchange.”
Part IV. Exhibits
Exhibits 99.1
17.	Item 1202(a)(8) of Regulation S-K specifies disclosure items pertaining to third party engineering reports. Please obtain modification of the report of DeGolyer and MacNaughton so that they present:
•	The 12 month average benchmark product prices and the average adjusted prices used to determine reserves; and
•	The aggregate percentage difference between your proved reserve estimates and those of your third party engineer.

➢	In response to your comment, DeGolyer and MacNaughton will amend their report to include the 12 month average benchmark product prices and the average adjusted prices used to determine reserves, and the aggregate percentage difference between our proved reserve estimates and their estimates. We will file their amended report as an exhibit to a Current Report on Form 8-K.
18.	The closing paragraph of the DeGolyer and MacNaughton report states that their report was prepared at the request of Hess and should not be used for purposes other than those for which it is intended. As Item 1202(a)(8) of Regulation S-K requires these reports, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.
➢	In response to your comment, DeGolyer and MacNaughton will amend their report to remove the limitation on usage and we will file their amended report as an exhibit to a Current Report on Form 8-K.
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Management’s Discussion and Analysis and Results of Operations and Financial Condition, page 16
Overview, page 16
Other Matters, page 17
19.	We note your disclosure that drilling of a production well at the Shenzi Field was suspended as a result of the moratorium. You disclose that this should have a modest impact on your 2010 production. Please quantify the impact on your 2010 production and revenues. Please also tell us what impact the moratorium has had or will have on any lease expirations in the Gulf of Mexico. In this regard, we note that your Chief Executive Officer disclosed that at Shenzi you are deferring about 2,000 barrels a day of production as a result of the moratorium, in his presentation at the Barclays Capital CEO Energy-Power Conference on September 16, 2010.

➢	In our Form 10-Q for the second quarter of 2010 (Other Matters on page 17), we disclosed that “the drilling of a production well at the Shenzi Field, in which we have a 28% interest, was suspended as a result of the moratorium, which is expected to have only a very modest impact on our 2010 production.” Our estimate of this very modest impact is approximately 2,000 barrels of oil per day for the full year of 2010, which represents less than one half of one percent of our estimated full year production and an even more modest percentage impact on our anticipated full year consolidated revenues. Moreover, under Sales and production volumes on page 20, we provided our updated anticipated range of full year average production of between 405,000 and 415,000 barrel of oil equivalent per day, which includes the expected impact of the drilling moratorium on production at the Shenzi Field. We believe that our disclosures regarding the impact of the drilling moratorium on our 2010 production are appropriate in the circumstances.

Supplementally, we advise that to date, we have not had any lease expirations in the Gulf of Mexico during the drilling moratorium. We have leases related to one prospect in the Gulf of Mexico that would have expired in November 2010 before the end of the drilling moratorium. However, the Bureau of Ocean Energy Management has agreed to extend leases for this prospect through May 2011. We also have leases related to two additional prospects in the Gulf of Mexico that are scheduled to expire late in the second quarter of 2011. The drilling moratorium is not expected to have a material effect on our operations.

We are continuing to monitor the impact of the drilling moratorium and future government regulations and, as appropriate, will provide updates for any expected significant impact on our operations in our future filings.

* * * * * * *
As requested by the Staff, we acknowledge the following:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,
/s/John P. Rielly
John P. Rielly
Senior Vice President and Chief Financial Officer

cc:	Sandy Eisen
Brad Skinner
Kevin Dougherty